UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C., 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) or (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

NOBILIS HEALTH CORP.
(Exact Name of Registrant as specified in its Charter)

British Columbia, Canada	98-1188172
(State or Other Jurisdiction of	(I.R.S. Employer Identification No.)
Incorporation or Organization)

4120 Southwest Freeway, Suite 150, Houston, Texas 77027
Tel: (713) 355-8614
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Copies of communications to:

William L. Macdonald
Macdonald Tuskey
Suite 400, 570 Granville Street, Vancouver, B.C., V6C 3P1, Canada
Telephone: (604) 689-1022, Facsimile: (604) 681-4760

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Exchange on Which
To Be so Registered	Each Class is to be Registered
Common stock, no par value	NYSE MKT LLC

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [X]

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. [   ]

Securities Act registration statement file number to which this form relates: (if applicable)

Securities to be registered pursuant to Section 12(g) of the Act: None.

Explanatory Note

This registration statement on Form 8-A is being filed to change the registration of the common stock, no par value (the “Common Stock”), of Nobilis Health Corp. (the “Registrant”), from Section 12(g) under the Securities Exchange Act of 1934, as amended (the “1934 Act”), to Section 12(b) under the 1934 Act in connection with the listing of the Common Stock on the NYSE MKT. The Common Stock is currently registered under Section 12(g) of the 1934 Act and currently traded on the TSX under the symbol “NHC.” The Registrant anticipates that the Common Stock will commence trading on the NYSE MKT on or about April 17, 2014 under the symbol “HLTH.”

Item 1. Description of Registrant’s Securities to be Registered.

Common Shares

The following description of our common stock is a summary and is qualified in its entirety by the provisions of our Articles which have been filed as an exhibit to this registration statement.

Our authorized share capital consists of an unlimited number of common shares. As of April 14, 2015 there were 61,339,303 issued and outstanding common shares. The power to allot and issue shares is conferred upon our Board of Directors. We may from time to time amend our Articles to add, change or remove any provision that is permitted by the British Columbia Business Corporations Act (“BCBCA”) to be, or that is, set out in its Articles, including without limiting the generality of the foregoing, to: (i) create new classes of shares; (ii) change the designation of all or any of its shares; add, change or remove any rights, privileges, restrictions and conditions, including rights to accrued dividends, in respect of all or any of its shares, whether issued or unissued; and (iv) change the shares of any class or series, whether issued or unissued, into a different number of shares of the same class or series or into the same or a different number of shares of other classes or series. The holders of shares of a class are entitled to vote separately as a class upon a proposal to amend the Articles to, inter alia, add to, remove or change the rights, privileges, restrictions or conditions attached to the shares of such class. The foregoing amendments to the Articles must be authorized by a special resolution of shareholders holding at least 66 2/3% of the outstanding Common Shares.

Each common share carries one vote on all matters to be voted on at all meetings of shareholders. Generally, under the BCBCA, the holders of shares of a class are entitled to vote separately as a class, regardless of whether such class otherwise carries the right to vote, in a number of circumstances, including in respect of proposals to amend the Articles to add, change or remove the rights, privileges, restrictions or conditions attached to the shares of such class, or to increase the rights or privileges of any class of shares having rights or privileges equal or superior to the shareholders’ shares of such class. In addition, the holders of shares of a class are entitled to vote, regardless of whether such class otherwise carries the right to vote, in respect of an amalgamation agreement, continuance or squeeze-out transaction, or in the event of a sale, lease or exchange of all or substantially all of the company's property out of the ordinary course of our business.

The holders of the common shares are entitled to receive dividends and we shall pay dividends thereon, if, as and when declared by the Board of Directors out of the moneys of the company properly applicable to the payment of dividends, in such amount and in such form as the Board of Directors may from time to time determine, and all dividends which the Board of Directors may declare on the common shares shall be declared and paid in equal amounts per share on all common shares at the time outstanding.

In the event of the dissolution, liquidation or winding-up of the company, whether voluntary or involuntary, or any other distribution of assets of the company among its shareholders for the purpose of winding up its affairs, subject to the prior rights of any shares ranking senior to the common shares with respect to priority in the distribution of assets upon dissolution, liquidation or winding-up, shareholders shall be entitled to receive the remaining property and assets of the company.

Warrants

As of April 14, 2015 we had 1,378,859 warrants outstanding to purchase common shares at an exercise price of C$2.20. Each share purchase warrant entitles the holder to purchase, subject to adjustment, one common share of our company for a period of two years until September 26, 2016.

As of April 14, 2015, we had 88,134 transferable Agent’s Warrants outstanding to purchase common shares at an exercise price of C$0.95 and 122,780 transferable Agent’s Warrants outstanding to purchase common shares at an exercise price of C$1.37. Each Agent’s Warrant entitles the holder to purchase, subject to adjustment, one common share of our company for period of two years ending December 16, 2015 and September 26, 2016. The Agent’s Warrants were issued in connection with the company’s private placements in December 2013 and September 2014.

Stock Options

As of April 14, 2015, we had 2,913,661 incentive stock options outstanding at exercise prices ranging from C$$1.06 - C$5.05. Each incentive stock option entitles the holder to purchase, subject to adjustment, one common share of our company at the exercise price established at the time of grant of the options.

As of April 14, 2015, we had 4,650,000 Restricted Share Units outstanding.

Item 2. Exhibits.

The exhibits listed in the accompanying Index to Exhibits are filed or incorporated by reference as part of this registration statement.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

NOBILIS HEALTH CORP.
(Registrant)

Dated: April 14, 2015	/s/ Harry Fleming
Harry Fleming
President and Director
(Principal Executive Officer)

Dated: April 14, 2015	/s/Andy Chen
Andy Chen
Chief Financial Officer

(Principal Financial Officer)

INDEX TO EXHIBITS

Exhibit
Number	Description of Exhibit
3.1(1)	Certificate of Incorporation
3.2(1)	Notice of Articles
3.3(1)	Articles

(1) Incorporated by reference to our Form 10, Registration of Securities filed with the SEC on December 23, 2014